Exhibit 99.1

Zhongchao Inc. Announces 1-for-31 Share Consolidation

SHANGHAI, June 4, 2026 /PRNewswire/ -- Zhongchao Inc. (NASDAQ: ZCMD) (“Zhongchao” or the “Company”), a platform-based internet technology company offering services for patients with cancer and other major diseases, today announced that the Company will effectuate a 1-for-31 share consolidation of the Company’s ordinary shares of US$0.008 par value each (the “Share Consolidation”).

Beginning with the opening of trading on June 8, 2026, the Company’s Class A ordinary shares will begin trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “ZCMD,” but under a new CUSIP number of G9897X131. The objective of the Share Consolidation is to maintain its listing on the Nasdaq Capital Market.

Upon the effectiveness of the Share Consolidation, every 31 Class A ordinary shares with a par value of US$0.008 each will be consolidated into one (1) Class A ordinary share with a par value of US$0.248 each, and every 31 Class B ordinary shares with a par value of US$0.008 each will be consolidated into one (1) Class B ordinary share with a par value of US$0.248 each. No fractional shares will be issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number. Immediately prior to the Share Consolidation, as of the date hereof, the Company has a total of 79,685,696 Class A ordinary shares and 624,972 Class B ordinary shares issued and outstanding, respectively. As a result of the Share Consolidation, the Company will have approximately 2,570,507 Class A ordinary shares and 20,161 Class B ordinary shares issued and outstanding, respectively, subject to the rounding up of any fractional shares. The Share Consolidation affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares. The Share Consolidation was approved by the Company’s shareholders on February 10, 2026 and board of directors on March 31, 2026, respectively.

About Zhongchao Inc.

Zhongchao Inc. is an offshore holding company incorporated in the Cayman Islands. It consolidates the financial results of a variable interest entity, Zhongchao Medical Technology (Shanghai) Limited, and its subsidiaries (the “PRC operating entities”) through a series of contractual arrangements. Zhongchao Inc. is a platform-based internet technology company offering services to patients with oncology and other major diseases. The PRC operating entities provide online healthcare information, professional training and educational services to healthcare professionals under their “MDMOOC” platform (www.mdmooc.org), offer patient management services in the professional field of tumor and rare diseases through Zhongxin, offer internet healthcare services through Zhixun Internet Hospital and operate an online information platform, Sunshine Health Forums, to general public. More information about the Company can be found at its investor relations website at http://izcmd.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the professional training and educational services market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company: Pei Xu, CFO
Email: xupei@mdmooc.org
Phone: +86 13901629242

Investor Relations: Sherry Zheng
WAVECREST GROUP INC.

Phone: +1 718-213-7386

Email: sherry@wavecrestipo.com